

October 8, 2010

Via U.S. Mail and Facsimile to 8610-8809-1088

Shengcheng Wang
Chairman and Chief Executive Officer
China Mass Media Corp.
6th Floor, Tower B
Corporate Square, 35 Finance Street
Xicheng District, Beijing 100033
People's Republic of China

> **Re: China Mass Media Corp.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed August 31, 2010**
> **File No. 001-34132**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In most of our comments, we ask you to provide us with proposed disclosure that is responsive to the comment. In the other comments, we ask you to provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F filed for the fiscal year ended December 31, 2009

Risks Related to our Business and Industry, page 9

A significant percentage of our outstanding ordinary shares is beneficially owned by Mr. Shengcheng Wang…, page 14

1.   Please state that Guang Er Gao Zhi is an advertising agency 50% owned by CCTV and 50% beneficially owned by the immediate family members of your chairman and chief executive officer, Mr. Shengcheng Wang.

<u>We may not be able to successfully solicit sponsors for the public service announcements..., page 14</u>

2.   Expand your disclosure to explain how you are "committed" to produce public service announcements for the daily "Guang Er Gao Zhi" program broadcast on CCTV, and what that program broadcast consists of. We note later disclosure that it is part of a public service announcement. Further, explain your business model regarding your production of public service announcements including, but not limited to, all benefits accruing to all involved parties for the same; whether this operation is profitable, how content production decisions are made and by whom; and whether your public service production is limited to public service announcements for this daily program, etc.

3.   Please disclose the significance of the name of the program broadcast as it relates to your related party of the same name including, but not limited to, whether there are any contracts or agreements, payments, loans, or other benefits to you, your related party, or other affiliates involving your public service announcements on this program broadcast. We note that Guang Er Gao Zhi is an advertising agency 50% owned by CCTV and 50% beneficially owned by the immediate family members of your chairman and chief executive officer, Mr. Shengcheng Wang. Please expand your disclosure regarding the public service announcements in your Business section as well.

4.   We note your statement on page 33 that you "usually engage a corporation or a governmental agency to be the sponsor and its name will be displayed at the end of the public service announcement." Please state the percentage of the public service announcements you release that remain unsponsored and/or for which you have not received payment for sponsorship. Further, state whether CCTV, given its obligation under Chinese laws and regulations to broadcast a minimum amount of public service announcements between their television programs, as referenced on page 37, absorbs any cost of production or otherwise reimburses you. Also, disclose whether or not you provide sponsorship to entities that do not pay you for them for any reason.

<u>Our strategy to acquire complementary business, page 15</u>

5.   Please address your acquisition strategy in your Business section or advise.

<u>If our clients forfeit the use of advertising time they have won in CCTV's annual open bidding process, we may lose the deposit we placed with CCTV, page 15</u>

6.   Please expand your disclosure to explain how you execute the CCTV bidding process in conjunction with your clients including, but not limited to, whether you execute contracts or other agreements that commit your clients to paying a deposit and, if so, the percentage and whether or not the percentage your clients pay versus that paid by you is set by the CCTV; and whether clients must place advertisements with you within a

certain time frame with a designated deadline after which you may sell the advertising time which they cannot or decide not to use for advertisement, and any recourse you have against your clients for any failure to adhere to any such agreements. State whether or not you are generally able to resell the advertising time your clients accept through you but later decline, for whatever reasons. Please disclose whether or not you pay any deposits on behalf of the obligations of your clients.

7.   Please disclose all payments or other benefits you provide to CCTV and/or any of its employees or related parties to maintain your relationship with CCTV, in connection with this bidding process, the access to certain high quality advertising time slots on CCTV referenced on page 33, or otherwise.

8.   Please explain how your clients' failure to place advertisements on the time slots that you have obtained for your clients through the bidding process "may negatively affect [y]our relationship with CCTV and materially and adversely affect [y]our business prospects." For example, it appears that CCTV is made whole by its ability to retain the deposits made by you and your clients and demand further compensation from your clients and you if CCTV incurs additional actual loss.

We may become subject to government actions due to our advertising content…, page 17

9.   Please explain what special government review is required for specific types of advertisements prior to advertising distribution and to whom you are obligated to confirm such review and receive approval. In your disclosure, please explain what the performance of the review entails, how you " independently review and verify" the content of your clients' advertisements for compliance. Please disclose the government agencies and applicable laws and regulations you reference.

10.   Please state whether your advertising sales function is separate and distinct from your government compliance program. You should address challenges with and conflicts between attracting sales from an industry through which you generate substantially all of your revenues and ensuring compliance with strict government regulation of truth and accuracy.

We are using the brand name "Guang Er Gao Zhi" in Chinese characters in our company logo…, page 18

11.   Please explain the relationship your use of the brand name "Guang Er Gao Zhi" has to your related party, Guang Er Gao Zhi FTP. Explain whether you registered this prior to Guang FTP's formation or afterward; and if after, whether you license this from Guang FTP. We note your statement that several companies in China that are unrelated to you and have been using this trademark as part of their company names. Please confirm that Guang FTP is not one of them.

Shengcheng Wang
China Mass Media Corp.
October 8, 2010
Page 4

The dividends we receive from our PRC subsidiary and our global income may be subject to
PRC tax…, page 20

12.   Please provide the basis for your belief that you are not a PRC "resident enterprise." We
      note your disclosure on pages 20, 21, and 55 that such determination is "unclear."

PRC regulations relating to offshore investment activities by PRC residents may increase the
administrative burden we face…, page 24

13.   Please disclose "the certain amount" of time Mr. Wang stays in mainland China annually
      and if there is any significance under the rules, regulations, restrictions, circulars, or
      incidental accounts of which you may be aware to these days per annum. Further,
      explain if staying over these number of days in mainland China would affect the position
      of the local branch of SAFE regarding Mr. Wang's need to register.

14.   To help us better understand the application of these regulations, please tell us what
      consequences to your business you see of primary concern, should Mr. Wang be deemed
      to be a PRC resident for purposes of filing the registrations and amendments pursuant to
      the rules, regulations, and circulars referenced herein.

15.   In recent public filings of companies with PRC operations and foreign national control
      persons we have become aware of immediate family members, including spouses of
      foreign nationals maintaining PRC residency. Please tell us whether Mr. Wang has any
      such immediate family members who are PRC residents and whether any of the
      considerations you explain with respect to Mr. Wang may be deemed by PRC authorities
      to apply to such family members. Further, please tell us whether there is any risk of Mr.
      Wang's offshore investment activities being attributed to those PRC residents or of the
      nationality of those PRC residents being attributed to Mr. Wang for SAFE reporting
      purposes or other regulation.

We rely principally on dividends and other distributions on equity paid by our wholly owned
operating subsidiary to fund any cash and financing requirements…, page 25

16.   We note your disclosure on page 25 that PRC law requires that any dividends paid by
      your wholly foreign owned enterprise come from its accumulated profits, if any, after
      each company has made allowances to fund statutory reserves. Please clarify the impact
      this restriction has on the availability to you of Universal's funds. Your disclosure
      should also address the following issues:

          • Indicate whether Universal has historically paid dividends to you from its
            accumulated profits and provide management's assessment of Universal's
            ability to pay dividends to you in the future.

- Indicate what portion of Universal's revenues, if any, you anticipate being able to use for the expansion of your business, as discussed in prior risk factors.

This disclosure should be reflected here, in your risk factors, as well as in your discussion of liquidity and capital resources. We note that you do not reference GreatWall Production in your discussion of the payment of dividends to you. Please indicate the same information for GreatWall Production, which we note is based in Hong Kong.

17.   We note the reference here to Universal as a wholly foreign owned enterprise or WFOE and as a foreign-invested enterprise in the next risk factor. Please reconcile the uses of these terms, using the correct designation throughout the Form 20-F, and disclose the significance of the designation to PRC authorities and the relation of such to the relevant PRC regulations.

Item 4. Information on the Company, page 31

History and Development of the Company, page 31

18.   We note that you conduct your business through Universal in the PRC and your reference on page 44 to the applicable PRC laws and regulations that currently limit foreign ownership of companies that provide television advertising. Please disclose in this section to address how your current structure complies with PRC laws and regulations that limit foreign ownership of PRC advertising companies.

19.   Please clarify throughout the first paragraph of this section that Mass Media is no longer part of your company and is not involved in your continued business operations. Please confirm that it is no longer the case that "[b]oth Universal and Mass Media are under common management, operated on an integrated basis and ultimately controlled by Mr. Shengcheng Wang . . . and his immediate family members." If that is still the case, please carefully explain the circumstances surrounding any such common management and integrated operations.

20.   Please disclose how Universal is operated and by whom. For example, we note your disclosure on page 78 that there exists a non-competition agreement between Mr. Shengcheng Wang, his spouse, and his parents in which they may not compete and they must refer to Universal any new business opportunities relating to advertising of which they are aware and Universal has a right of first refusal relating to such business opportunities. Please disclose the role any spouse and other immediate family members hold in your business.

21.   Please discuss the role of your BVI and Hong Kong subsidiaries in your organization, including with respect to your business operations and tax treatment, and address PRC

regulations. Disclose all requisite contractual agreements with these subsidiaries and other entities in your organization.

22. Please disclose the shareholdings of Mr. Wang and his immediate family in Universal and UIAL.

23. Please make clear the distinction between Shenzhen Guang Er Gao Zhi Co., Ltd, a PRC domestic holding company beneficially owned by Mr. Shengcheng Wang's immediate family members, referenced here, and the Guang Er Gao Zhi FTP referenced on page 14, throughout your risk factors and in your related party transaction section, that is described as an advertising agency 50% owned by CCTV and 50% beneficially owned by the immediate family members of Mr. Shengcheng Wang.

Item 5. Operating and Financial Review and Prospects, page 47

24. We note your discussion of the impact of various government regulations on your business in the risk factors section as well as your Regulations section. Please provide a description of the material effects of government regulations on your business and the effects such policies could have on your future operations. See Item 5.A.4 of Form 20-F.

Overview, page 47

25. Please address the trend of CCTV and other channels increasing the use of auction and direct sales to sell advertising time slots as opposed to other ways you have acquired access in the past and the material effect on your business. Explain how CCTV sells advertising time slots "by itself" and why you, as a result, did not obtain advertising time slots for the 2010 Chinese New Year Gala. We note your disclosure regarding some of the effects of auction and increased price competition on page 49.

26. We note you have a framework agreement with Guang Er Gao Zhi FTP, a related party, and, under this agreement, you have obtained advertising rights to a number of programs on CCTV Channels 2 and 4. Explain how Guang Er Gao Zhi FTP secures access to the advertising time slots it sells to you, how CCTV sells this access, and how you determine whether to purchase these slots from Guang Er Gao Zhi FTP or CCTV.

27. Further, disclose any potential impact on your business from your assistance to some of your advertising clients in bidding for prime advertising slots from CCTV, for which you receive a certain percentage of your clients' related advertising expenditure as your fees, and how such direct bidding by your clients to CCTV may affect their need for your assistance in the future.

Ability to Increase the Size, Quality and Level of Diversification..., page 49

28.   Disclose whether CCTV's requirement that you make a deposit in advance amounting to
        30% of the media fee with the remaining media fee payable in 12 monthly installments
        through 2010 is new and how you have paid your media fee in the past.

29.   Disclose why you have not yet received payment for your services in the sales and
        marketing of advertising time slots for the 2008 Beijing Olympic Games from CCTV, as
        disclosed on page 50, and whether or not you anticipate receiving the fees in the future.
        Disclose the amount of payment due to you and explain what affect the service contract
        you reference on page 57 has on this outstanding payment due to you by CCTV. We note
        your disclosure on page 59 that the final settlement from CCTV for such services remain
        uncertain as of this annual report for recording purposes.

Item 7. Major Shareholders and Related Party Transactions, page 76

30.   We note you have a framework agreement with Guang Er Gao Zhi FTP and, under this
        agreement, you have obtained advertising rights to a number of programs on CCTV
        Channels 2 and 4. Further, we note you disclose at the bottom of page F-33 that
        Universal paid about RMB 296 million to Guang Er Gao Zhi FTP for advertising time
        slots. Please tell us whether these payments were in connection with the framework
        agreement and, if so, please disclose the material terms (such as amount, schedule of
        payment, and interest) of any agreements to purchase advertising time slots and
        incorporate any relevant disclosure that you provide elsewhere in your filing.

31.   Further, from the third paragraph on page 65, we note you purchased office space from
        Guang Er Gao Zhi FTP in 2008 for about RMB 52.6 million. Please incorporate this
        amount into your disclosure regarding the same purchase.

Item 10. Additional Information, page 82

Directors' Fiduciary Duties, page 87

32.   We note your discussion of several facets of Delaware General Corporation Law starting
        on page 87. Please disclose how you are subject to Delaware General Corporation Law
        as a Cayman Islands Holding Company with BVI, Hong Kong, and PRC subsidiaries.

Item 15. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 100

33.   We note that you are headquartered and conduct substantially all of your operations in
        China. In order to enhance our understanding of how you prepare your financial

statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

a.	How do you evaluate and assess internal control over financial reporting?
   i.	In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to your operations in China.
   ii.	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

b.	How do you maintain your books and records and prepare your financial statements?
   i.	If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.
   ii.	If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

c.	What is the background of the people involved in your financial reporting?
   i.	We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
      1.	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
      2.	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
      3.	the nature of his or her contractual or other relationship to you;
      4.	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
      5.	about his or her professional experience, including experience in preparing and/or auditing financial statements

                                            prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

     ii.   If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

         1.   the name and address of the accounting firm or organization;

         2.   the qualifications of their employees who perform the services for your company;

         3.   how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

         4.   how many hours they spent last year performing these services for you; and

         5.   the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

     iii.   If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

         1.   why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

         2.   how many hours they spent last year performing these services for you; and

         3.   the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

     d.   We note you identify an audit committee financial expert in your filings, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe Cascarano, Staff Accountant, at 202-551-3376 or Bob Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy
Larry Spirgel
Assistant Director